Exhibit 99.80

Canopy Growth Welcomes Sweetgrass Inc. as Newest Craftgrow Partner

SMITHS FALLS, ON, Nov. 20, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or “the Company”) is pleased to welcome Sweetgrass Inc. (“Sweetgrass”), a Strathcona County, Alberta-based ACMPR applicant, to Tweed’s curated CraftGrow line.

Pending license approvals, Sweetgrass will supply its cannabis products via Tweed Main Street, the most diverse cannabis marketplace in Canada. The agreement will serve to increase the amount of variety and consistency of supply available to Tweed’s registered medical cannabis customers.

The program accelerates speed to market for newly licensed producers and provides brand and product exposure by selling partner products via www.tweedmainstreet.com to the market’s largest group of actively registered customers. As recreational markets in Canadian provinces emerge with distribution details, Canopy Growth will also work to bring its existing CraftGrow partners through these distribution channels.

“Bringing diversity to the market has been a major differentiator for our business. Through CraftGrow partners like Sweetgrass, our recent collaboration with Green House Seeds and Organa Brands, and a wealth of other sector-leading partnerships, we’re leading the way towards a diverse marketplace for cannabis products in Canada,” said Mark Zekulin, President, Canopy Growth. “Through provincial distribution channels, brick and mortar locations, and our online Main Street e-commerce platform we are diversifying our ability to deliver a one-stop shopping experience to consumers and provincial bodies alike.”

The CraftGrow program provides Sweetgrass direct access to Canopy Growth’s extensive operational, distribution, marketing and sales infrastructure through the Tweed Main Street online marketplace where a new order is placed on average every ninety seconds. Its sector-leading fulfillment centre then ships these orders to customers across the country, at a rate of 1 gram every 4 seconds.

The 115,000 square foot Sweetgrass facility is headquartered in close proximity to Canopy Growth’s existing Edmonton facility and is currently in the fit-up phase with product expected, pending appropriate licensing, by summer 2018. Collectively, their core founding team represents over 75 years of financial, construction, development, design, and managerial experience. Grow Superintendent, Ryan Murray, is an award-winning cannabis producer with a long history of serving medical patients in the MMAR program.

“Sweetgrass Inc. is a privately held company which combines sound business practices, visionary thinking, and an award-winning grow team. Our focus is producing outstanding products by evolving and refining strains to create exquisite genetics,” said Kathren McMaster, Chief Communications Officer, Sweetgrass Inc. “‘Quality High’ defines our brand. Strong, qualified business leadership, creative vision, and horticultural expertise define our company. Sweetgrass is proud to be selected by Canopy Growth Corporation to be part of the CraftGrow line-up. We value this opportunity to share our brand and high quality product with Canadian patients and regulated recreational consumers.”

Here’s to Good New Neighbours and Future Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over 700k sq. ft. of licensed production, over 500k sq. ft. of which is GMP-certified. Looking forward to 2018, Canopy Growth and its affiliates are developing a production patform that will represent 3.2 million sq. ft. of indoor and greenhouse production capacity, all operated with world-leading production, quality assurance procedures, value-add post processing, research, and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning seven countries and four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

About Sweetgrass Inc.

Sweetgrass is a Canadian medical-grade cannabis company based in Strathcona County, Alberta, and current ACMPR licence applicant. Combining sound business practices, visionary thinking, and an award-winning grow team is the core business model at Sweetgrass Inc. Moving forward, the company will offer quality cannabis products to the Canadian market supported by top-tier services. Sweetgrass hopes to change the way the world thinks about medical cannabis and will continue to focus on evolving and refining strains to produce high-quality genetics for medical cannabis patients across the country. Learn more at www.sweetgrass.ca

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

SOURCE Canopy Growth Corporation

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For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769- 4196; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:00e 20-NOV-17